UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Altimmune, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02155H200
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Velocity Pharmaceutical Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,938,335

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,938,335

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,938,335

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Based on 33,071,020 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

Page 2 of 8 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Velocity Pharma Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,938,335

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,938,335

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,938,335

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Based on 33,071,020 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

Page 3 of 8 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
David J. Collier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,938,335

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,938,335

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,938,335

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Based on 33,071,020 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

Page 4 of 8 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
James Watson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,938,335

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,938,335

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,938,335

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Based on 33,071,020 shares of common stock of the Issuer outstanding as of November 6, 2020, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2020.

Page 5 of 8 pages

Item 1.
(a)	Name of Issuer:
Altimmune, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
910 Clopper Road, Suite 201S, Gaithersburg, Maryland 20878
Item 2.
(a)	Name of Person filing:
This Schedule 13G is being filed on behalf of (i) Velocity Pharmaceutical Holdings LLC, a Delaware limited liability company (“VPH”), (ii) Velocity Pharma Management, LLC, a Delaware limited liability company (“VPM”), (iii) David J. Collier, an individual who is a citizen of the United States of America (“Mr. Collier”) and (iv) James Watson, an individual who is a citizen of the United States of America (“Mr. Watson”, and together with VPH, VPM and Mr. Collier, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2020, pursuant to which the Reporting Persons have agreed to file the Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 12d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address or Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 400 Oyster Blvd., Suite 202, South San Francisco, California 94080.
(c)	Citizenship:
See Item 2(a) above.
(d)	Title of Class of Securities:
Common stock, $0.0001 par value per share
(e)	CUSIP Number:
02155H200
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Page 6 of 8 pages

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2020:
VPH is the record holder of 1,900,434 shares of the Common Stock of the Issuer and Mr. Collier is the record holder of 37,901 shares of the Common Stock of the Issuer (collectively, the “Shares”).  VPM, as the manager of VPH, and Mr. Collier and Mr. Watson, each a managing member of VPM, may be deemed to have beneficial ownership of the Shares held by VPH.
(a) Amount beneficially owned:See Row 9 of each cover page.

(b) Percent of class: See Row 11 of each cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote See Row 5 of each cover page.

(ii)	Shared power to vote or to direct the vote See Row 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of See Row 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   □.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications.
Not Applicable.

Page 7 of 8 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 12, 2021

VELOCITY PHARMACEUTICAL HOLDINGS LLC

By:	/s/ David J. Collier

Name	David J. Collier

Title:	Managing Member of Velocity Pharma Management, LLC, Manager

VELOCITY PHARMA MANAGEMENT, LLC

By:	/s/ David J. Collier

Name	David J. Collier

Title:	Managing Member

DAVID J. COLLIER

/s/ David J. Collier

JAMES WATSON

/s/ James Watson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 8 pages